Exhibit 12.1

CODEXIS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Years Ended December 31,
	2013	2014	2015	2016	2017

Fixed charges:
Interest Expense	$13	$—	$—	$14	$141
Total Fixed Charges	13	—	—	14	141

Earnings (deficiency) available for fixed charges:
Pre-tax income(loss) from continuing operations	(41,390)	(19,327)	(7,919)	(8,598)	(23,239)
add: Fixed Charges	13	—	—	14	141
Earnings(deficiency of earnings) available to cover fixed charges	$(41,377)	$(19,327)	$(7,919)	$(8,584)	$(23,098)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2013 through December 31, 2017.